UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
101119105
(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004-2505
(202) 729-5626
Copy to:
Lee Meyerson, Esq.
Maripat Alpuche, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 18, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: DBD Cayman, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,431,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,431,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,431,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.79%(1)

14	TYPE OF REPORTING PERSON

	OO (Cayman Islands exempted company)

(1)	Percentage calculated based on 75,909,358 shares of Common Stock outstanding, which is the sum of (i) 70,109,908 shares of Common Stock outstanding as of June 18, 2010, (ii) 4,715,000 shares of Common Stock issued in connection with the public offering by the Issuer that closed on June 21, 2010 and (iii) 1,084,450 shares of Common Stock purchased by BP Holdco pursuant to the 2010 Investment Agreement.

1	NAME OF REPORTING PERSON: TCG Holdings Cayman II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,431,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,431,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,431,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.79%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)

(1)	Percentage calculated based on 75,909,358 shares of Common Stock outstanding, which is the sum of (i) 70,109,908 shares of Common Stock outstanding as of June 18, 2010, (ii) 4,715,000 shares of Common Stock issued in connection with the public offering by the Issuer that closed on June 21, 2010 and (iii) 1,084,450 shares of Common Stock purchased by BP Holdco pursuant to the 2010 Investment Agreement.

1	NAME OF REPORTING PERSON: TC Group Cayman Investment Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,431,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,431,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,431,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.79%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)

(1)	Percentage calculated based on 75,909,358 shares of Common Stock outstanding, which is the sum of (i) 70,109,908 shares of Common Stock outstanding as of June 18, 2010, (ii) 4,715,000 shares of Common Stock issued in connection with the public offering by the Issuer that closed on June 21, 2010 and (iii) 1,084,450 shares of Common Stock purchased by BP Holdco pursuant to the 2010 Investment Agreement.

1	NAME OF REPORTING PERSON: Carlyle Financial Services, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,431,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,431,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,431,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.79%(1)

14	TYPE OF REPORTING PERSON

	OO (Cayman Islands exempted company)

(1)	Percentage calculated based on 75,909,358 shares of Common Stock outstanding, which is the sum of (i) 70,109,908 shares of Common Stock outstanding as of June 18, 2010, (ii) 4,715,000 shares of Common Stock issued in connection with the public offering by the Issuer that closed on June 21, 2010 and (iii) 1,084,450 shares of Common Stock purchased by BP Holdco pursuant to the 2010 Investment Agreement.

1	NAME OF REPORTING PERSON: TCG Financial Services, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,431,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,431,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,431,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.79%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)

(1)	Percentage calculated based on 75,909,358 shares of Common Stock outstanding, which is the sum of (i) 70,109,908 shares of Common Stock outstanding as of June 18, 2010, (ii) 4,715,000 shares of Common Stock issued in connection with the public offering by the Issuer that closed on June 21, 2010 and (iii) 1,084,450 shares of Common Stock purchased by BP Holdco pursuant to the 2010 Investment Agreement.

1	NAME OF REPORTING PERSON: BP Holdco, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,431,022

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,431,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,431,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.79%(1)

14	TYPE OF REPORTING PERSON

	PN

(1)	Percentage calculated based on 75,909,358 shares of Common Stock outstanding, which is the sum of (i) 70,109,908 shares of Common Stock outstanding as of June 18, 2010, (ii) 4,715,000 shares of Common Stock issued in connection with the public offering by the Issuer that closed on June 21, 2010 and (iii) 1,084,450 shares of Common Stock purchased by BP Holdco pursuant to the 2010 Investment Agreement.

Item 1.	Security and Issuer
     This Amendment No. 2, dated June 23, 2010 (this “Amendment No. 2”), supplements and amends the Schedule 13D filed on September 3, 2008 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed on October 9, 2008 (“Amendment No. 1”) by BP Holdco, L.P. (“BP Holdco”), TCG Financial Services, L.P., Carlyle Financial Services, Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P. and DBD Cayman, Ltd. with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background
     Item 2 is hereby amended and supplemented as follows:
     “As of the date hereof, David K. Zwiener is no longer an executive officer of Carlyle Financial Services, Ltd. and accordingly is also no longer a “Related Person”.”

Item 3.	Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and supplemented by adding the following paragraphs to the end thereof:
     “Pursuant to the Investment Agreement, dated June 18, 2010 (the “2010 Investment Agreement”), between the Issuer and BP Holdco, on June 22, 2010, BP Holdco became obligated to acquire, and the Issuer became obligated to sell, for an aggregate purchase price of $6,267,850 (the “2010 Purchase Price”), 1,084,450 shares of Common Stock.
     The obligation of BP Holdco to fund the 2010 Purchase Price and of the Issuer to deliver the shares of Common Stock will become due on July 7, 2010. Carlyle Global Financial Services Partners, L.P. (the “Fund”), an affiliate of BP Holdco, has entered into a commitment to contribute equity to BP Holdco to fund the 2010 Purchase Price. While the precise method of funding has not been finally determined, it is currently contemplated that the 2010 Purchase Price may be funded initially with a line of credit in favor of the Fund, which will be subsequently repaid with an equity contribution by the Fund.
     The foregoing references to and description of the 2010 Investment Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the 2010 Investment Agreement, which is included as Exhibit 3 hereto and is incorporated by reference to this Item 3.”

Item 4.	Purpose of Transaction
     Item 4 is hereby amended and supplemented by adding the following paragraphs to the end thereof:
     “The information set forth in Items 3 and 6 is incorporated herein by reference.

     BP Holdco acquired the Common Stock pursuant to the 2010 Investment Agreement as described in Item 3 (the “2010 Investment”) for investment purposes. The Investment Agreement provided BP Holdco with certain gross-up rights to purchase Common Stock in the event that the Issuer issued new shares of Common Stock or certain other securities in order to permit BP Holdco to maintain its ownership percentage in the Issuer. The 2010 Investment Agreement was executed in order to permit BP Holdco to exercise such gross up rights and in satisfaction of the Issuer’s obligations pursuant to the Investment Agreement.
     The 2010 Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.
     Subject to the limitations referred to under “Market Standoff” in Item 6 below and limitations imposed by applicable securities laws, the Reporting Persons may seek to dispose of their shares of Common Stock (including, without limitation, distributing some or all of the shares of Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations. To the extent permitted by the 2010 Investment Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.
     To the extent permitted under the 2010 Investment Agreement, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.
     The foregoing references to and description of the 2010 Investment Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the 2010 Investment Agreement, which is incorporated by reference to this Item 4.
     Other than as described in this Item 4, each of the Reporting Persons and, to the knowledge of each of the Reporting Persons, each of the Related Persons have no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.”

Item 5.	Interests in Securities of the Issuer
     Item 5 is hereby restated in its entirety as follows:
     “The information contained on the cover pages to this Amendment No. 2 and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

     (a) and (b)

					Sole Power to
				Shared Power to	Dispose or to	Shared Power to
	Amount Beneficially		Sole Power to Vote	Vote or Direct the	Direct the	Dispose or Direct
Reporting Person	Owned	Percent of Class	or Direct the Vote	Vote	Disposition	the Disposition
BP Holdco, L.P.	7,431,022	9.79%	0	7,431,022	0	7,431,022

TCG Financial Services, L.P.	7,431,022	9.79%	0	7,431,022	0	7,431,022

Carlyle Financial Services, Ltd.	7,431,022	9.79%	0	7,431,022	0	7,431,022

TC Group Cayman Investment Holdings, L.P.	7,431,022	9.79%	0	7,431,022	0	7,431,022

TCG Holdings Cayman II, L.P.	7,431,022	9.79%	0	7,431,022	0	7,431,022

DBD Cayman, Ltd.	7,431,022	9.79%	0	7,431,022	0	7,431,022
     DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of BP Holdco, L.P. DBD Cayman, Ltd. is controlled by its three-person board of directors, and all board action relating to the voting or disposition of the shares of Common Stock referred to herein requires the approval of a majority of the board. The members of the board are William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein. Carlyle Financial Services, Ltd. is controlled by its four-person board of directors, and all board action relating to the voting or disposition of the shares of Common Stock referred to herein requires the approval of a majority of the board. The members of the board are William E. Conway, Jr., Daniel A. D’Aniello, David Rubenstein and Peter Nachtwey, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein.
     (c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.
     (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.
     (e) Not applicable.”

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
     Item 6 is hereby amended and supplemented by adding the following paragraphs to the end thereof:
“The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.
2010 Investment Agreement
     On June 18, 2010, BP Holdco entered into the 2010 Investment Agreement with the Issuer, pursuant to which, on June 22, 2010, BP Holdco became obligated to acquire, and the Issuer became obligated to sell, 1,084,450 shares of Common Stock in exchange for the 2010 Purchase Price.
     The 2010 Investment Agreement includes, among other provisions, the following terms:
     Representations and Warranties. Customary representations and warranties were made by the Issuer to BP Holdco relating to the Issuer, its business and the issuance of the Securities. The Issuer agreed to indemnify BP Holdco for breaches of its representations and warranties in certain circumstances.
     Market Standoff. Subject to certain exceptions, BP Holdco agreed not to sell or otherwise dispose of shares of capital stock of the Issuer for a period of 60 days after the Closing Date (the “Lock-Up Period”), which may be extended under certain conditions.
     Additional Agreements. The Issuer shall use commercially reasonable efforts to amend its Articles of Organization within 45 days of the closing of the transactions contemplated by the 2010 Investment Agreement (the “Closing Date”) to authorize the creation of a new series of preferred stock of the Issuer (the “Transferee Preferred Stock”) having identical terms in all respects to the Series B Preferred Stock, except that the Transferee Preferred Stock shall not be subject to the transfer restrictions set forth in Section 4.2 of the Investment Agreement, and shall not contain any limitation on any person’s ability to own, control, have the power to vote or convert the shares of Transferee Preferred Stock (or the shares of Common Stock into which shares of Transferee Preferred Stock may be converted) or any limitation on any adjustment or other provision therein, on the basis of the percentage of voting securities that any holder of such securities (or any of its Affiliates) owns, controls or has the power to vote.
     The Issuer shall use commercially reasonable efforts to register warrants (“Transferee Warrants”) having identical terms in all respects to the Warrants issued to BP Holdco pursuant to the Investment Agreement, except that such Transferee Warrants shall not be subject to the transfer restrictions set forth in Section 4.2 of the Investment Agreement, and shall not contain any limitation on any person’s ability to own, control, have the power to vote or exercise the Transferee Warrants (or the shares of Common Stock that the holder of any Transferee Warrants may be entitled upon exercise) or any limitation on any adjustment or other provision therein, on the basis of the percentage of voting securities that any holder of such securities (or any of its Affiliates) owns, controls or has the power to vote.
     At any time after the registration of the Transferee Preferred Stock and Transferee Warrants, in connection with any transfer, sale, assignment or other disposition of Series B Preferred Stock and/or Warrants pursuant to the terms of Section 4.2 of the Investment Agreement, upon the request of the transferor, the transferor shall be entitled to surrender to the Issuer the shares of Series B Preferred Stock and/or the Warrants to be so transferred, and, upon such surrender, the Issuer shall issue to the transferor for immediate delivery to the transferee, in lieu of the shares of Series B Preferred Stock and/or Warrants surrendered, an equal number of shares of the respective series of Transferee Preferred Stock and/or Transferee Warrants, as the case may be.
     Registration Rights. The Issuer granted to BP Holdco the same registration rights as was granted under the Investment Agreement. The Issuer shall, as promptly as practicable and in any event within 45 days after the Closing Date, use its commercially reasonable efforts to cause to be filed a registration statement on Form S-1, or to amend any existing shelf registration statements, to include the Common Stock issued pursuant to the 2010 Investment Agreement (and/or any Transferee Preferred Stock or Transferee Warrants that may issued as described in the section entitled “Additional Agreements” above).
     Gross-Up Right. The Issuer granted BP Holdco the same gross up rights with respect to the Common Stock issued pursuant to the 2010 Investment Agreement as was granted under the Investment Agreement.
     Fees and Expenses. Each of the parties will bear and pay all other costs and expenses incurred by it or on its behalf in connection with the transactions contemplated pursuant to the 2010 Investment Agreement.
     The foregoing references to and description of the 2010 Investment Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the 2010 Investment Agreement, which is included as Exhibit 3 hereto and is incorporated by reference to this Item 6.”

Item 7.	Material to be Filed as Exhibits
     Item 7 is hereby amended by adding the following to the end thereof:
“Exhibit 3 Investment Agreement, dated June 18, 2010, between Boston Private Financial Holdings, Inc. and BP Holdco, L.P.”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 23, 2010

DBD CAYMAN, LTD.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TCG HOLDINGS CAYMAN II, L.P.
By:	DBD CAYMAN, LTD.,
its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	TCG HOLDINGS CAYMAN II, L.P.,
its general partner

By:	DBD CAYMAN, LTD.,
its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

CARLYLE FINANCIAL SERVICES, LTD.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TCG FINANCIAL SERVICES, L.P.
By:	CARLYLE FINANCIAL SERVICES, LTD.,
its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

BP HOLDCO, L.P.
By:	TCG FINANCIAL SERVICES, L.P.,
its general partner

By:	CARLYLE FINANCIAL SERVICES, LTD.,
its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

EXHIBIT INDEX

Exhibit	Title
Exhibit 3	Investment Agreement, dated June 18, 2010, between Boston Private Financial Holdings, Inc. and BP Holdco, L.P.